1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Announces Settlement of SMIC Trade Secret Litigation
Hsinchu, Taiwan, R.O.C., November 10, 2009 –Taiwan Semiconductor Manufacturing Company (“TSMC”) (TWSE: 2330, NYSE: TSM) today announced that TSMC and Semiconductor Manufacturing International Corp. (SMIC) have reached a settlement of the action brought in California State Court by TSMC against SMIC in 2006 related to SMIC’s misappropriation of TSMC trade secrets and breach of a 2005 settlement agreement between the two companies. The litigation and settlement have resulted in the full protection of TSMC’s trade secrets in the possession of SMIC.
Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action and to the dismissal of the SMIC appeal against the Beijing Higher Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments to TSMC totaling $200 million, which are in addition to $135 million previously paid to TSMC under the 2005 settlement agreement, and to provide TSMC with other valuable consideration. Both parties also agreed to terminate the patent cross-licensing agreement signed in 2005.
“We are pleased to have amicably resolved all of our pending litigation with SMIC in California and Beijing and to have fully protected TSMC’s valuable trade secrets and technologies. We believe the settlement serves the best interests of TSMC and our shareholders,” said Dr. Morris Chang, Chairman of TSMC.
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department Tel: 886-3-505-5028 Mobile: 886-928-882-607 E-Mail: jhtzeng@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 ext.7126216 Mobile: 886-926-026-632 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator PR Department Tel: 886-3-563-6688 ext.7125036 Mobile: 886-920-483-591 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer